Filed by PerfectData Corporation
              Pursuant to Rule 425 under the Securities Act of 1933
                         Subject Company: SuperCom Ltd.
                         Commission File Number: 0-12817


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY PERFECTDATA CORPORATION AND SUPERCOM LTD. ON MAY 5, 2003 AND FILED ON MAY 5, 2003 ON A FORM 8-K WITH THE SEC.

                       PERFECTDATA CORPORATION ENTERS INTO
                                LETTER OF INTENT
                          FOR MERGER WITH SUPERCOM LTD.

SIMI VALLEY,  California,  May 5, 2003 - PerfectData  Corporation  (OTC Bulletin
Board: PERF.OB) and SuperCom (NASDAQ Europe: SPRC), an Israeli-based developer of smart card solutions, today announced that they have executed a letter of intent which sets forth the preliminary terms and conditions of a proposed merger transaction between SuperCom and PerfectData. In connection with the merger, the shareholders of SuperCom will exchange their shares of capital stock in SuperCom for shares of common stock of PerfectData. At the closing of the merger, shareholders of SuperCom will own, after payment of fees and expenses, an aggregate of 72.5% of the shares of PerfectData common stock on a fully-diluted basis. The shareholders of PerfectData common stock prior to the merger will own, after payment of fees and expenses, an aggregate of 21.5% of the shares of PerfectData common stock on a fully-diluted basis, provided that if PerfectData has less than $2,000,000 of cash net of liabilities at the closing, then the post-merger ownership to be allocated to the PerfectData shareholders shall be proportionately reduced.

The closing of the transaction is subject to certain conditions, including execution of a definitive merger agreement, the completion of due diligence, shareholder approvals and the registration of the shares issued to SuperCom shareholders on a Registration Statement on Form S-4. There can be no assurance that the merger will be consummated or, if consummated, that it will be consummated on the terms set forth in the letter of intent.

Eyal Tuchman, CFO of SuperCom, commented: "This proposed merger is an additional important step towards achieving our goals to increase the liquidity in our stock and to get closer to our USA customers and our USA investors."

Harris A. Shapiro, Chairman and CEO of PerfectData, stated "We believe that the merger with SuperCom will enable our shareholders to participate in the growth of a financially sound company with a highly attractive product. SuperCom has demonstrated strong acceptance of its Smart Card technology as evidenced by projects with the Governments of Hong Kong, the Ukraine and others. In the United States, SuperCom is joining forces with some of the most important system integrators in the security industry."

About SuperCom

SuperCom Ltd. (Nasdaq Europe: SPRC) is one of the world leaders in research, development and marketing of advanced technologies and products for government secured ID projects and Smart Card production technology. SuperCom provides customized solutions and advanced technologies to produce secure and durable documents such as national identity cards, passports, visas, driving licenses and vehicle registration. SuperCom also provides application software for the management of national population registries. Together with its subsidiaries, SuperCom offers advanced, innovative and flexible solutions in contactless smart card technologies. Headquartered in Raanana, Israel, SuperCom has offices in the United States, Hong Kong and China. More information can be found at SuperCom's web site www.supercomgroup.com.

About PerfectData

PerfectData Corporation, based in Simi Valley, California, designs and markets a broad line of computer, office care and maintenance products and accessories. The products are designed to eliminate or minimize contamination in and around computers and office automation equipment, and to enhance user performance.

Additional Information and Where to Find It

PerfectData will be filing relevant documents concerning this transaction with the Securities and Exchange Commission, including a Registration Statement on Form S-4 containing a prospectus/proxy statement. PERFECTDATA URGES INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the prospectus/proxy statement and other documents that will be filed by PerfectData with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing is made to PerfectData Corporation, 110 West Easy Street, Simi Valley, California 93065-1689, Tel: (805) 581-4000, Attn: Irene J. Marino, Vice President Finance or to SuperCom Ltd., Millennium Building, 3 Tidhar Street, P.O. Box 2094, Raanana 43665, Israel +972-9-7750800, Attn: Eyal Tuchman.

PerfectData and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about PerfectData directors and executive officers and their ownership of PerfectData voting securities is set forth in the proxy statement for PerfectData 2002 annual meeting of stockholders as filed with the Commission on November 18, 2002. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.

Safe Harbor

This news release contains forward-looking statements. Such statements are valid only as of today, and PerfectData disclaims any obligation to update this information. These statements, which include, but are not limited to, the successful completion of the proposed merger and the benefits expected to be derived therefrom, are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. These statements are based on PerfectData's current beliefs and expectations as to such future outcomes. Factors that might cause such a material difference include, among others, the continuance of operational losses and other factors that will be described in its filings with the Commission.